SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2018
________________

ELBIT VISION SYSTEMS LTD.
 (Translation of Registrant's name into English)
________________

7 Bareket Street, Industrial Park Caesarea, Post Office Box 3047, Caesarea, Israel
(Address of principal executive offices)
________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒          Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐          No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______

Elbit Vision Systems Ltd. (the “Registrant”) held an Annual General Meeting of Shareholders on March 22, 2018 at 16:00 (Israel time) at the Registrant’s offices at 7 Bareket St., Industrial Park Caesarea, Israel (the “Meeting”). Copies of the Notice of Annual General Meeting, Proxy Statement and Proxy Card relating to the Meeting were filed on Form 6-K by the Registrant on February 12, 2018. The Registrant is announcing that the resolutions relating to the: (i) approval of the Merger Proposal; and (ii) approval of the Tail Insurance Proposal, were all duly approved by the shareholders of the Registrant at the Meeting.

This report on Form 6-K is incorporated by reference into all effective registration statements filed by the Registrant under the Securities Act of 1933.

Signature
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELBIT VISION SYSTEMS LTD. (Registrant)

Date: March 25, 2018	By:	/s/ Yaron Menashe
Yaron Menashe
Chief Financial Officer